EXHIBIT 99.1

PRESS RELEASE

Banro Closes US$175 Million Debt Financing
and Provides Twangiza & Namoya Updates

●	US$175 million facilitates fast-tracking the construction of Namoya, Banro’s second gold mine, and increasing exploration activity across the core projects with a continued focus on oxides.

●
Twangiza gold mine commissioned with gravity circuit now integrated into the circuit, and commercial production anticipated by the end of Q1 2012, with ramp up to full production of 10,000 oz per month expected by April 2012.

●	At Twangiza, 14,795 ounces of gold have been produced to date with February’s monthly production delivering 7,441 oz.

●
Construction underway at Namoya with the EPCM contractor appointed, purchase orders for critical equipment in place and the project on track for commissioning Q1 2013 with full production by the end of Q2 2013 of approximately 11,500oz per month being targeted.

Toronto, Canada – March 2, 2012 – Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") is pleased to announce the closing of its US$175 million debt financing detailed in its press release dated February 24, 2012.

This debt offering by the Company of 175,000 units consisted of US$175,000,000 aggregate principal amount of senior secured notes with an interest rate of 10% and a maturity date of March 1, 2017 (the “Notes”) and 8,400,000 warrants (the “Warrants”) to purchase an aggregate of 8,400,000 common shares of the Company, representing dilution of 3.8% on a fully-diluted basis.  Each such unit consisted of US$1,000 principal amount of Notes and 48 Warrants, with each Warrant entitling the holder to purchase one common share of the Company at a price of US$6.65 for a period of five years.

The offering was conducted by a syndicate of investment dealers comprising GMP Securities and BMO Capital Markets (as co-lead managers and co-book-runners) and CIBC World Markets Inc., Cormark Securities Inc. and Dundee Securities Ltd. as co-managers.

The net proceeds from the offering will be used for the development of the Company’s Namoya project, repayment of an existing credit facility and general corporate purposes.

“The significant support for the offering demonstrates the greater acceptance of the Democratic Republic of the Congo and Banro as an attractive investment opportunity,” commented CEO Simon Village.  “During the course of the offering, the Company decided to take up an additional $50 million of debt given the attractive rates relative to the historic cost of capital for the Company, and our ability to service this debt with the revenue generated from the now-producing Twangiza gold mine.  Not only will the proceeds underwrite the construction of our second gold mine, Namoya, but will also now allow the Company to intensify its exploration programmes across the core projects, as well as work toward the longer term hydro power option for the gold belt, which will allow the Company to exploit the full potential of the belt.”

Within the broader mandate of expanding oxide resources along the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”), Banro’s 2012 business plan is built on three core objectives:

●	Achieve steady gold production at Twangiza by optimizing the mine, plant and human capital performance to secure consistent production of 10,000oz per month;

●	Increase the Company’s already significant gold resources; and

●
Develop Namoya, the Company’s second gold mine, using current cash flow from the Twangiza operation and the debt funding to achieve an annualised rate of gold production in excess of 200,000oz per annum by the end of 2013.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of four additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company and as such maximize the return on capital and limits the dilution to shareholders as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, follow us on Twitter (@banrocorp) or contact:
Simon Village, President & CEO, United Kingdom, Tel: +44 (0) 788 405 4012,
or
Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, Canada; +1 (416) 366-2221,
or
Naomi Nemeth, Investor Relations, Toronto, Ontario, Canada, +1 (416) 366-2221 Ext. 2802 or +1-800-714-7938, info@banro.com

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of gold production, revenue, cash flow and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of future gold production and the Company's exploration and development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2011 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.